UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM SD
SPECIALIZED DISCLOSURE REPORT

Cornerstone Building Brands, Inc.
(Exact name of registrant as specified in its charter)
________________

Delaware	1-14315	76-0127701
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

5020 Weston Parkway, Suite 400, Cary, NC	27513
(Address of principal executive offices)	(Zip Code)

Jeffrey S. Lee
Executive Vice President and Chief Financial Officer
(866) 419-0042
(Name and telephone number, including area code, of person to contact in connection with this report)
________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report.
Introduction
This is the Conflict Minerals Report of Cornerstone Building Brands, Inc. (“Cornerstone Building Brands”, together with its subsidiaries, unless the context requires otherwise, the “Company,” “we,” “us” or “our”) for the year ended December 31, 2022 (“2022”) in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as (i) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten and gold (collectively, “3TGs”) or (ii) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or any adjoining country that shares an internationally recognized border (collectively referred to as the “Covered Countries”).
If a registrant can establish that the conflict minerals in its products originated from sources other than the DRC or an adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.
If a registrant has reason to believe that any of the 3TGs in its supply chain may have originated in the Covered Countries, or if the registrant is unable to determine the country of origin of those minerals, then the registrant must exercise due diligence on the source and chain of custody of the 3TGs, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures. We determined that 3TGs were necessary to the functionality or production of products that we manufacture or contract to be manufactured during 2022. Therefore, we conducted a reasonable country of origin inquiry (“RCOI”) in good faith to determine whether any of the 3TGs in our products originated in the Covered Countries. In accordance with Rule 13p-1, we then performed due diligence on the source and chain of custody of the 3TGs in question.
Company Overview
Cornerstone Building Brands is the largest manufacturer of exterior building products in North America by sales and serves residential and commercial customers across both the new construction and repair and remodel markets. Our operations are organized as three reportable segments: Aperture Solutions, Surface Solutions and Shelter Solutions.
Our Aperture Solutions reportable segment offers a broad line of windows and doors at multiple price tiers for the residential new construction and repair and remodel end-markets in the United States and Canada. Our products mainly include vinyl, aluminum, wood-composite and aluminum clad-wood windows and patio doors, as well as steel, wood and fiberglass entry doors.
Our Surface Solutions reportable segment offers a broad suite of surface solution products and accessories at multiple price tiers for the residential new construction and repair and remodel end markets as well as stone installation services. Our product categories include siding and accessories, cellular PVC trim, vinyl fencing and railing, stone veneer and gutter protection.
Our Shelter Solutions reportable segment designs, engineers, manufactures and distributes an extensive line of building products for the low-rise commercial construction market under multiple brand names and through a nationwide network of manufacturing plants and distribution centers.
Only some of our products fall within the scope of Rule 13p-1 (the “Covered Products”), as they contain one or more of the 3TGs, with the minerals being part of raw materials purchased for the manufacturing process. For example, tin is used as a stabilizer in PVC resin, which is a significant input to many products.
Reasonable Country of Origin Inquiry
We conducted an analysis of our products and identified that 3TGs may be found in products we manufactured or contracted to manufacture during 2022, and that such 3TGs are necessary to the functionality or production of those products. Therefore, we are subject to the reporting obligations of Rule 13p-1. In accordance with Rule 13p-1, we performed due diligence to determine the status of the necessary 3TGs used in production.

To determine whether necessary 3TGs in our products originated in Covered Countries, we engaged Assent Compliance (“Assent”), a third party service provider, to assist in reviewing our supply chain. A list composed of suppliers associated with the Covered Products was provided to Assent for upload to the Assent Compliance Manager tool (“ACM”). It was determined impractical to filter this list further to exclude some possibly irrelevant suppliers because the presence or absence of conflict minerals could not be definitively determined in all parts supplied to us for our products.
We then conducted a survey of our active suppliers using the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative. The CMRT was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a supplier’s supply chain. It includes questions regarding the supplier’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters in use. In addition, the template contains questions about the origin of conflict minerals included in the supplier’s products, as well as supplier due diligence. This template is being widely adopted by many companies as the industry standard in their due diligence processes related to conflict minerals.
We surveyed our manufacturing supply chain, and sent the CMRT to relevant direct suppliers. For 2022, most suppliers surveyed have provided responses. While many of these responses indicated that the products supplied did not contain any of the 3TGs or did not contain any 3TGs that originated from the Covered Countries, some of the suppliers were uncertain of the origin of the minerals that they supplied.
During the supplier survey, suppliers were contacted via the ACM with the request to complete and upload their completed CMRT. The use of the CMRT allowed for some elimination of irrelevant suppliers. Specifically, question 1 of the CMRT asks suppliers whether any of the 3TGs they use are necessary to the functionality or production of their products. The supplier list is also periodically reviewed to ensure that irrelevant or “out of scope” suppliers are removed from the survey process.
The program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on the following rules:
•Questions 1 and 2 are minimum requirements for the CMRT
▪If suppliers state that their products do not contain 3TGs necessary to the function or production of said products, then no further information is required and no further data validation is completed.
•Questions 3 and 4 - Do any of your 3TGs originate from the covered countries, or conflict-affected and high-risk areas?
▪Any supplier that has any 3TGs from the covered countries, or conflict-affected and high-risk areas (even one positive response from their supply chain) must answer yes.
•Question 5 - Is 100% of the 3TGs in question from a recycled source?
•Question 6 - Have you received information from all relevant 3TGs Suppliers?
▪If you are not at 100%, then you can’t make definitive statements for Questions 3, 4, 5 and 7.
•Question 7 - Have you identified all your smelters and refiners?
▪If the answer here is yes, then question 6 must be yes. This also impacts questions 3 and 4.

All submitted forms are accepted and reviewed before being classified as valid or invalid. Suppliers are contacted in regards to invalid forms and are encouraged to resubmit a valid form and are provided the necessary guidance and support required.
Due to the breadth and complexity of our products and supply chain, it takes time for many suppliers to verify the origin of all of the 3TGs that they supplied, and those suppliers may not succeed in determining the origin of all or any such minerals. Based on the RCOI results, it is possible that some of the 3TGs contained in our products may have originated from the Covered Countries; therefore, in accordance with Rule, we performed due diligence on the source and chain of custody of the 3TGs in question.
Due Diligence
Design of Due Diligence
We designed due diligence measures to conform, in all material respects, with the framework in The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“the Guidance”) and the related Supplements for gold, tin, tantalum and tungsten. The Guidance identifies five steps for due diligence that should be implemented and provides guidance as to how to achieve each step.

We are a downstream purchaser of items that may contain conflict minerals, many steps removed from the mining of 3TGs. Many suppliers, through multiple tiers of distribution, supply the components and materials integrated into our products. Furthermore, we do not purchase raw ore or unrefined minerals or make purchases directly from the Covered Countries. The origin of the 3TGs cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. The smelters and refiners consolidate raw ore and represent the best actors in the total supply chain to possess knowledge of the origin of the ores they procure.
The OECD Guidance specifies that the requirements for compliance should reflect a company’s position in the supply chain. In particular, the OECD Guidance states that the implementation of due diligence should be tailored to a company’s activities and relationships and that the nature and extent of due diligence may vary based on a company’s size, products, relationships with suppliers and other factors. Due to practical difficulties associated with supply chain complexities, the OECD Guidance advises that downstream companies exercise due diligence primarily by establishing controls over their immediate suppliers. Accordingly, we rely primarily on our “tier 1” direct suppliers to provide information with respect to the origin of the 3TGs contained in the components and materials supplied to us. However, RCOI and due diligence measures can provide only reasonable - not absolute - assurance regarding the source and chain of custody of the necessary conflict minerals. Our RCOI and due diligence processes are based on the necessity of seeking data from direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals.
Step 1: Establish Strong Company Management Systems
Internal Compliance Team
We established a cross-functional conflict minerals compliance team comprising representatives from the purchasing, legal and finance teams. This team is responsible for implementing our conflict minerals compliance strategy and briefing senior management about the results of our due diligence efforts.
We also used Assent to assist with evaluating supply chain information regarding 3TGs and in the development and implementation of additional due diligence steps that were undertaken with suppliers in regards to conflict minerals.
Supplier Engagement
We engage with suppliers directly to request that they complete a valid CMRT for the products that they supply to us. With respect to the OECD requirement to strengthen engagement with suppliers, we have implemented an internal procedure that includes steps of supplier engagement escalation such as one-on-one communications and corrective actions.
Maintain Records
We have adopted a policy to retain relevant documentation for a period of five years. We implemented a document retention policy through Assent to retain conflict minerals related documents, including supplier responses to CMRTs. We store all the information and findings from this process in a format that can be audited by internal or external parties.
Step 2: Identify and Assess Risks in the Supply Chain
Due to our size, the complexity of products, and the depth, breadth, and constant evolution of supply chain, it is difficult to identify actors upstream from identified direct suppliers. Risks are identified automatically in the ACM based on criteria established for supplier responses. These risks are addressed by contacting the suppliers, gathering pertinent data and performing an assessment of the suppliers’ conflict minerals status.
The primary risk identified with respect to the year ended December 31, 2022 related to the nature of the responses received. Many of the responses received provided data at a company or divisional level or were unable to specify the smelters or refiners used for 3TGs in the components supplied to us. Additionally, many suppliers indicated that they received information regarding their supply chains from greater than 75% of their suppliers and, therefore, they could not provide a comprehensive list of all smelters or refiners in their supply chains.
In accordance with OECD Guidelines, it is important to understand, identify and assess risk levels associated with conflict minerals in the supply chain. Smelters or refiners and their conflict-free status are important to assessing risk. Certain responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners. The facilities listed in the responses were compared to the list of smelters and refiners maintained by the list of smelters and refiners maintained by the Responsible Minerals Initiative (the “RMI”) to ensure that the facilities met the RMI definition of a 3TGs processing facility that was operational during 2022. For 2022, all smelters or refiners from the submitted CMRTs were validated. Due to the provision of primarily supplier-level CMRTs, the connection of reported smelters or refiners to our products cannot be confirmed.

Each facility that meets the RMI definition of a smelter or refiner of a 3TG mineral is assigned a risk of high, medium or low based on five scoring criteria:
•Geographic proximity to the DRC and covered countries;
•Responsible Minerals Assurance Process (“RMAP”) audit status;
•Known mineral source country of origin;
•Peer Assessments conducted by credible third-party sources;
•Known or plausible evidence of unethical or conflict sourcing.
As part of our risk management plan under the OECD Guidance, when facilities with red flags were reported on a CMRT by one of the suppliers surveyed, risk mitigation activities were initiated. Through Assent Compliance, submissions that include any red flag facilities immediately produce a receipt instructing the supplier to take their own risk mitigation actions up to removal of these red flag smelters from their supply chain.
Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). Evaluating and tracking the strength of the program meets the OECD Due Diligence Guidelines and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are based on these four questions in the CMRT:
•Have you established a conflict minerals sourcing policy?
•Have you implemented due diligence measures for conflict-free sourcing?
•Do you review due diligence information received from your suppliers against your company’s expectations?
•Does your review process include corrective action management?
When suppliers meet or exceed those criteria, they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program.
Step 3: Design & Implement a Strategy to Respond to Risks
We developed processes to assess and respond to the risks identified. In response to this risk assessment, we have a risk management plan, through which the conflict minerals program is implemented, managed, and monitored. As the program progresses, escalations are sent to nonresponsive suppliers to outline the importance of a response via the submission of a completed CMRT and to outline the required cooperation for compliance with the conflict minerals rule.
Based on the criteria described in step two above, certain facilities have been identified as being of highest concern to the supply chain. When these facilities were reported on a CMRT by one of the suppliers surveyed, risk mitigation activities were initiated. CMRT submissions that include any of the identified facilities immediately produced a receipt instructing the supplier to take their own risk mitigation actions.
As per the OECD Due Diligence Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these risks from the supply chain.
Step 4: Independent Third Party Audit of Supply Chain Due Diligence
We do not have a direct relationship with 3TGs smelters and refiners, nor do we perform direct audits of the other entities in our supply chain. Instead, we rely on third-party audits of smelters and refiners conducted as part of the RMAP, which uses independent private sector auditors to audit the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program.
This report has not been subject to an independent private sector audit.
Step 5: Public Reporting on Supply Chain Due Diligence
We have published this report in the Investor Relations section of our website (https://investors.cornerstonebuildingbrands.com/financial-info/sec-filings). Other information found on or accessed through our website is not considered part of this report and is not incorporated by reference herein. We have also publicly filed this report with the SEC.
Due Diligence Results
For 2022, polling increased versus prior year and we had an improvement in our CMRT form survey response rate, receiving responses from more than 85% of the suppliers surveyed. As part of the process, the final CMRT submissions were reviewed and validated to ensure no inconsistencies or gaps in data were found.

Despite having conducted a good faith reasonable country of origin inquiry and due diligence process, we do not currently have sufficient information from all our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or to identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the DRC or an adjoining country and are not from recycled or scrap sources. Using our supply chain due diligence processes, we will continue to actively engage with its suppliers to further develop transparency within our supply chain.
Risk Mitigation Improvement Program
We intend to undertake the following next steps to improve our due diligence process and to gather additional information which will assist us in determining whether the conflict minerals utilized benefit armed groups contributing to human rights violations. These steps include:
•continuing to conduct and report annually on supply chain due diligence for the applicable conflict minerals;
•continuing to evaluate all received supplier CMRT forms and evaluating, based on risk, for further due diligence procedures;
•continuing to closely work with our third-party conflict minerals service provider to obtain CMRTs on a product-specific basis to enable us to determine which smelters and refiners actually process 3TGs contained in our products;
•continuing to closely engage with our suppliers and provide suppliers with more information and training resources regarding responsible sourcing of 3TGs; and
•gaining further understanding of the impediments faced by those of our suppliers that are not able to definitively state their conflict mineral sourcing statuses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CORNERSTONE BUILDING BRANDS, INC.

	By:	/s/ Jeffrey S. Lee
		Name:	Jeffrey S. Lee
		Title:	Executive Vice President and Chief Financial Officer

Date: May 31, 2023